October 18, 2019

Securities and Exchange Commission

Attn: Mr. Michael Foland

Division of Corporate Finance

Washington DC 20549

Re:	Live Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 26, 2019
File No. 333-230070

Dear Mr. Foland:

On behalf of our client, Live Inc., a California corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2019.  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated September 20, 2019 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please identify Mr. Wong as your controlling shareholder and disclose both the voting power he has now and will have following the completion of this offering, assuming all of the shares of common stock are sold in the offering.

Company Response: Please see the information concerning Mr. Wong being the controlling shareholder on page 1, second full paragraph, of the Amendment.

2. Please clarify your intention to file an Exchange Act registration statement for your common stock and the timing of filing a Form 8-A. If you do not intend to voluntarily register your common stock under Section 12(g) of the Exchange Act upon the effectiveness of this registration statement, and will only do so if your common stock is quoted on the OTC Bulletin Board or other quotation services that require Exchange Act registration under Section 12(g), please clarify on your cover page and offering summary that you will only be subject to the reporting requirements under Section 15(d) of the Exchange Act. Further, your risk factor on page 14 should clarify that as a Section 15(d) filer, your periodic reporting obligations may be automatically suspended by your next fiscal year.

Company Response: Please see inserted text on page 1, last paragraph, and risk factor on page 14 of the Amendment.

Risk Factors

Risks Related to Our Business, page 8

3. Please include a discussion of any risk associated with the restatement to your fiscal 2017 financial statements.

Company Response: Please see inserted risk factor on page 8 of the Amendment.

242A West Valley Brook Road Califon, NJ 07830	E: dhl@dhlucianolaw.com W: dhlucianolaw.com	P: (908) 832-5546 F: (847) 556-1456

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The Offering Price of the Shares Was Solely Determined by the Sole Officer…, page 13

4. Revise to refer to an offering price of $3.38 per share instead of $1.00 as you currently disclose.

Company Response: Please see revised offering price on page 8 of the Amendment.

Management's Discussion and Analysis or Plan of Operation Our Current Operations, page 22

5. You state your current plan assumes that Mr. Wong does not demand payment of principal and accrued interest on a $200,000 promissory note made by the company; however, as of June 30, 2019 you appear to have $360,000 in demand notes payable to Mr. Wong. Please revise your discussion both here and in the Liquidity section to address your plan of operations and additional cash needs should Mr. Wong demand payment on all outstanding notes payable.

Company Response: Please see revised disclosure on page 22, second full paragraph, and page 25, first paragraph under Liquidity, of the Amendment relating to the demand notes payable to Mr. Wong.

Business Description

Our Business Model, page 27

6. Please describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding for each line of business. Please explain how Live Inc. intends to meet each of the milestones if it cannot receive funding.

Company Response: Please see revised disclosure on page 27 of the Amendment concerning the Company plan of operations for the remainder of the fiscal year.

7. Your plan of operations appears to be based on your use of proceeds, where you disclose how your varying level of offering proceeds will be allocated as part of your business plan. Please clarify the amount of funds necessary to fully implement your business plan to successfully develop, operate and market your three platforms for the next 12 months.

Company Response: Please see revised disclosure on page 27 of the Amendment concerning the Company plan of operations for the next 12 months.

If the you have further comments regarding the Amendment, please so advise.

Sincerely yours,

/s/ Daniel H. Luciano

Daniel H. Luciano

242A West Valley Brook Road Califon, NJ 07830	E: dhl@dhlucianolaw.com W: dhlucianolaw.com	P: (908) 832-5546 F: (847) 556-1456

MEMBER TEXAS AND NEW JERSEY BARS